UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 30, 2012

CHINA INFORMATION TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	001-34076	98-0575209
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

21st Floor, Everbright Bank Building,
Zhuzilin, Futian District,
Shenzhen, Guangdong, 518040
                People's Republic of China
(Address of Principal Executive Offices)

                                (+86) 755 -8370-8333
(Registrant's telephone number, including area code)

____________________________________________________
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)
[   ]     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))
[   ]     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

IMPORTANT NOTICES

In connection with the proposed redomestication of China Information Technology, Inc., a Nevada corporation (the “Company”), the Company’s wholly-owned subsidiary, China Information Technology, Inc., a British Virgin Islands company (“CNIT BVI”), filed a registration statement containing a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”). As further discussed below and in the press release furnished as Exhibit 99.1 hereto, the SEC has indicated that its review of the registration statement is completed. A definitive proxy statement/prospectus and a form of proxy will be mailed or otherwise made available to the stockholders of the Company in accordance with SEC rules, regulations and staff policies, seeking their approval of the transaction. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed acquisition carefully and in its entirety (when available) because it will contain important information about the proposed redomestication. Stockholders can obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by e-mail to IR@chinacnit.com.

The Company and its directors and officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed acquisition. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock will be set forth in the definitive proxy statement/prospectus when filed with the SEC. Stockholders may obtain additional information regarding the interests of the Company and its directors and executive officers in the proposed redomestication, which may be different than those of the Company’s stockholders generally, by reading the definitive proxy statement/prospectus and other relevant documents regarding the proposed acquisition when filed with the SEC.

The press release furnished as Exhibit 99.1 hereto contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, are “forward-looking statements”. These forward-looking statements are often identified by the use of forward-looking terminology such as “should,” “believes,” “expects,” “anticipates” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of their respective dates. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports and registration statements that are filed with and available from the SEC. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

ITEM 8.01. OTHER EVENTS.

On July 30, 2012, the Company issued a press release regarding, among other things, the effectiveness of a registration statement on Form F-4 filed by CNIT BVI, relating to its redomestication transaction with the Company, the mailing of a definitive proxy statement/prospectus to the Company’s stockholders, and the deadline for stockholder proposals to be considered for inclusion in the proxy statement/prospectus. A copy of the press release is attached hereto as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

    (d)     Exhibits.

Exhibit	Description
99.1	Press Release, dated July 30, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA INFORMATION TECHNOLOGY, INC.

Dated: July 30, 2012	By: /s/ Jiang Huai Lin
Jiang Huai Lin
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated July 30, 2012

Exhibit 99.1

Filed by China Information Technology, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: China Information Technology, Inc.
Commission File No.: 333-182247

China Information Technology Announces Effectiveness of Registration Statement, Mailing of Definitive Proxy Statement/Prospectus and Proposal Submission Deadline for Its 2012 Annual Meeting of Stockholders

Shenzhen, China, July 30, 2012 -- China Information Technology, Inc. (Nasdaq: CNIT), a leading provider of information technologies and display technologies based in China, today announced that the Securities and Exchange Commission (the “SEC”) has declared effective a Form F-4 Registration Statement, which includes a Proxy Statement of CNIT and also constitutes a Prospectus (the “proxy statement/prospectus”) of China Information Technology, Inc., a British Virgin Islands company, or CNIT BVI, in connection with the proposed reorganization of CNIT as a British Virgin Islands company.

The reorganization will be effected through a merger (the “Merger”) of CNIT with a subsidiary of CNIT BVI resulting in the shares of CNIT being converted into the right to receive shares of CNIT BVI. The Merger is part of a reorganization of CNIT’s corporate structure that the Company expects will, among other things, result in a reduction in operational, administrative, legal and accounting costs over the long term and provide CNIT with additional flexibility to pursue listings on international stock exchanges, should the Company desire to do so in the future. The 2012 Annual Meeting of Stockholders (the “Annual Meeting”) of CNIT has been scheduled to be held on Wednesday, October 31, 2012 at 9:00 a.m., local time. CNIT has established September 28, 2012 as the record date for the Annual Meeting. Holders of CNIT common stock as of the record date will be asked to approve the proposed Merger and certain other proposals at the Annual Meeting. Stockholders of record as of the close of business on the record date are entitled to notice of and vote at the Annual Meeting. The Annual Meeting will be held at the Company’s offices located at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People's Republic of China.

Subject to its review of any submissions of proposals for inclusion in the proxy statement/prospectus (discussed below), CNIT expects to commence the mailing of the proxy statement/prospectus to all holders of CNIT common stock as of the record date on September 28, 2012.

The proposed Merger is subject to approval by holders of CNIT common stock.

The date of the Annual Meeting will be more than 30 days from the anniversary of the Company’s 2011 annual meeting of stockholders, which was held on June 21, 2011. In accordance with Rule 14a-5(f) and Rule 14a-8(e) under the Securities Exchange Act of 1934, as amended, the Company will consider stockholder proposals submitted either pursuant to Rule 14a-8 or outside the processes of Rule 14a-8 for inclusion in the Company’s proxy materials for the Annual Meeting to have been submitted in a timely fashion if such proposals are received by the Company no later than July 30, 2012. Such proposals should be delivered to the Company’s executive offices at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People's Republic of China, and directed to the attention of the Corporate Secretary. Alternatively, proposals may be submitted by email at IR@chinacnit.com.

About China Information Technology, Inc.

China Information Technology, Inc., through its subsidiaries and other consolidated entities, specializes in geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS), as well as high-end digital display products and solutions in China. Headquartered in Shenzhen, China, the Company's integrated solutions include specialized software, hardware, systems integration, and related services to help its customers improve efficiency in information management. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements". These forward-looking statements, often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Additional Information and Where to Find It

This communication is being made in respect of a proposed reorganization transaction. INVESTORS OF CNIT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING A DECISION CONCERNING THE PROPOSED MERGER. These documents will contain important information that investors should consider. The proxy statement/prospectus will be mailed to CNIT stockholders. The proxy statement/ prospectus and any other documents filed by CNIT with the SEC may be obtained free of charge at the SEC’s web site at http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by CNIT by contacting CNIT’s Investor Relations by phone at +86-755-88319888 Ext. 8015 or by email at IR@chinacnit.com.

CNIT and its respective officers and directors may be deemed to be participants in the solicitation of proxies in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the proposed Merger, if any, is included in the proxy statement/prospectus. You can find information about CNIT’s directors and executive officers in its proxy statements and Annual Reports on Form 10-K, previously filed with the SEC. Each of these documents is available free of charge at the SEC’s web site at http://www.sec.gov and from CNIT Investor Relations.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
Web: http://www.chinacnit.com